

Mail Stop 3720

August 19, 2008

Charles Y. Tanabe, Senior Vice President
Ascent Media Corporation
12300 Liberty Blvd.
Englewood, CO 80112

>   **Re: Ascent Media Corporation**
>   **Form 10-12G/A**
>   **Filed August 12, 2008**
>   **File No. 000-53280**

Dear Mr. Tanabe:

　　　We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that on August 8, 2008 you entered into a definitive agreement to sell 100% of the ownership interests in AccentHealth for approximately $120 million in cash. It appears to us that this is a significant disposition and therefore you should include pro forma financial information in accordance with Article 11 of Regulation S-X to reflect the impact of this transaction.   Since it seems that this disposition will qualify as discontinued operations under SFAS 144 you should include pro forma financial information for all the periods presented as applicable.

2.   Disclose whether the purchaser of AccentHealth is an unaffiliated, third party. Also disclose that, if the sale is consummated prior to the spin-off, the proceeds from the sale of AccentHealth will be included in the assets that will be spun off.

We note that DHC has disclosed this intention in a Form 8-K filed on August 12, 2008.

3.	Please update the disclosure regarding the background of, reasons for and material tax consequences of the spin-off to address your agreement to sell AccentHealth.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc:	Renee L. Wilm
	Baker Botts L.L.P.
	Via facsimile: (212) 259-2503